UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

March 4, 2015

Commission File Number: 001-32482

SILVER WHEATON CORP.

(Exact name of registrant as specified in its charter)

Suite 3150, 666 Burrard Street

Vancouver, British Columbia
V6C 2X8
(604) 684-9648

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No: 333-194702) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.

March 4, 2015	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President, Legal
and Corporate Secretary

EXHIBIT INDEX

99.1	News Release dated March 2, 2015 (Silver Wheaton Acquires Additional Gold Stream From Vale’s Salobo Mine)

99.2	News Release dated March 2, 2015 (Silver Wheaton Announces US$800 Million Bought Deal Financing)

99.3	Salobo Acquisition Presentation